EXHIBIT 99.3

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2012

January 25, 2013

TABLE OF CONTENTS

Preliminary Information	2
Corporate Structure	3
General Development of the Business	3
Business of the Corporation and Description of Properties	5
Mining Exploration Activities and Properties	5
Strange Lake – B-Zone	6
Other Properties	33
Alterra – Strange Lake Option Property, Newfoundland and Labrador	33
Misery Lake Rare Earth Project, Québec and Newfoundland and Labrador	34
Risk Factors	37
Dividend Policy	42

Capital Structure	43
Market for Securities	43
Escrowed Securities and Securities Subject to
Contractual Restriction on Transfer	44
Directors and Officers	44
Information on the Audit Committee	47
Legal Proceedings and Regulatory Actions	49
Interests of Management and Others in Material Transactions	49
Transfer Agents and Registrars	49
Material Contracts	49
Interests of Experts	49
Additional Information	50
Schedule A – Charter of the Audit Committee	51

PRELIMINARY INFORMATION

All information contained in this annual information form of Quest Rare Minerals Ltd. (the “Corporation” or “Quest”) is as at January 25, 2013, unless otherwise stated.

Financial Statements

This annual information form should be read in conjunction with the Corporation’s audited financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2012. The audited financial statements and management’s discussion and analysis of the Corporation for the fiscal year ended October 31, 2012 are available under the Corporation’s profile on SEDAR at www.sedar.com.

Currency

All dollar amounts referred to herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

Certain of the information contained in this annual information form may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under “General Development of the Business” or “Business of the Corporation and Description of Properties”. In this annual information form, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in this annual information form under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this annual information form to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

CORPORATE STRUCTURE

Quest was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation – Corporation Uranium Quest”. On August 30, 2007, the Corporation obtained Articles of Amendment, allowing its Board of Directors to appoint additional directors between meetings of shareholders. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. – Minéraux Rares Quest Ltée”.

The Corporation’s head and registered office is at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7.

GENERAL DEVELOPMENT OF THE BUSINESS

Quest is a Canadian-based exploration company focused on the identification and discovery of new rare earth element (“REE”) deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors, namely Messrs. Réal Gauthier and Terrence P. O’Connor, pursuant to which the Corporation acquired a 100% interest in a single block of mining claims in the Strange Lake area of northeastern Québec (the “Strange Lake Property” or the “Strange Lake Project”) by issuing an aggregate of 50,000 common shares of the Corporation to the two vendors. In addition, the vendors hold a 2.0% net smelter return (NSR) on the Strange Lake Property, which the Corporation can purchase in full for $1.5 million. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Strange Lake Property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit, using results from drilling completed in the 2009 field season. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In December 2012, the Corporation completed an updated mineral resource estimate on the Strange Lake B-Zone deposit using subsequent exploration and in-fill drilling conducted by the Corporation since 2011. In addition, the Corporation undertook exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high-value rare earth project opportunities.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE MKT and the Toronto Stock Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

Three-Year History

2010

On April 21, 2010, the Corporation filed on SEDAR a technical report, prepared in conformity with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), containing a resource estimate with respect to the B-Zone of the Strange Lake Property. The resource estimate contained in the technical report was originally disclosed in a press release issued by the Corporation on April 7, 2010.

On May 20, 2010, the Corporation appointed Mackenzie I. Watson as Honorary Chairman of the Board of Directors of the Corporation and to the Corporation’s Advisory Board, following Mr. Watson’s resignation as a director of the Corporation and as Chairman of the Board of Directors. Mr. Watson had been a director of the Corporation since its incorporation on June 6, 2007.

On May 25, 2010, the Board of Directors appointed Robert L. Leclerc to the Board of Directors and as Chairman of the Board of Directors, to fill the vacancies created by the resignation of Mackenzie I. Watson.

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the Strange Lake Alkalic Complex in western Labrador, in the Province of Newfoundland and Labrador. Pursuant to the exploration and option agreement, the Corporation may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 80,000 common shares of the Corporation to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. If the Corporation does so, it will have an option to acquire an additional 15% undivided working interest in the 30 mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, and by issuing an additional 150,000 common shares to Alterra and incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Pursuant to the exploration and option agreement, the Corporation entered into an assignment agreement with Search and Alterra pursuant to which the Corporation transferred and assigned to Search nine claims located in western Labrador in consideration for 10,000 common shares of Search. Immediately following the transfer by the Corporation to Search, Search transferred these nine claims to Alterra. These nine claims, together with 21 claims already owned by Alterra, comprise the 30 claims that are the subject of the exploration and option agreement. The 30 mining claims are subject to a 1.5% net smelter return royalty in favor of Alterra. The Corporation may, at any time, purchase two-thirds of the 1.5% net smelter return royalty for $1 million.

On September 10, 2010, the Corporation received a loan from SIDEX, société en commandite (“SIDEX”) in an amount of $1.5 million pursuant to a loan agreement dated September 3, 2010 between the Corporation and SIDEX. The loan was for a term of 18 months and repayable by the Corporation at any time upon 30 days’ notice. SIDEX had the option to convert the loan into common shares of the Corporation at any time at a price of $3.00 per share, representing a total of 500,000 common shares. The loan bore interest at an annual rate of 9%, payable semi-annually, at the Corporation’s option, in cash or common shares of the Corporation. In connection with the loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitled the holder to acquire one additional common share of the Corporation at a price of $3.25 until March 3, 2012. As security for repayment of the loan, the Corporation granted a hypothec (security) in an amount of $1.5 million in favour of SIDEX over the Corporation’s present and future tax credits or other amounts to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of the Corporation’s mining exploration costs.

On October 21, 2010, the Corporation completed a public offering in each of the provinces of Canada by issuing 9,470,300 units at a price of $4.25 per unit, for gross proceeds to the Corporation of approximately $40.25 million, and 2,300,000 “flow-through” shares at a price of $5.00 per share, for gross proceeds to the Corporation of $11.5 million, representing aggregate gross proceeds to the Corporation of approximately $51.75 million. The 9,470,300 units included 1,235,000 units issued upon the exercise of an over-allotment option by the agents for the offering. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitled its holder to purchase one additional common share of the Corporation at a price of $5.00 until April 21, 2012, 18 months from the closing date of the offering. A total of 2,508,180 common share purchase warrants were exercised prior to their expiry date.

On October 21, 2010, SIDEX exercised its option to convert the loan referred to above into 500,000 common shares of the Corporation, at a price of $3.00 per share, at which time the Corporation paid accrued interest on the loan in cash. In connection with the conversion of the loan into shares, SIDEX discharged the hypothec (security) referred to above that the Corporation had granted in SIDEX’s favour.

On November 22, 2010, the Board of Directors appointed Reno Pressacco as Vice-President, Operations of the Corporation, effective December 6, 2010.

On December 15, 2010, the Board of Directors appointed Ernst & Young LLP, Chartered Accountants, as the Corporation’s auditors, following the resignation of Bratt Fremeth Star G.P., Chartered Accountants, as the Corporation’s auditors, at the request of the Board of Directors. Bratt Fremeth Star G.P. had served as the Corporation’s auditors since its incorporation on June 6, 2007.

2011

Effective January 3, 2011, Mark Schneiderman was appointed Chief Financial Officer of the Corporation, in replacement of Ronny Kay. Mr. Kay had been Chief Financial Officer of the Corporation since its incorporation on June 6, 2007.

On January 6, 2011, John Panneton was appointed to the Board of Directors of the Corporation. On March 2, 2011, Mr. Panneton was appointed to the Audit Committee of the Board of Directors, following the resignation of Peter J. Cashin as a member of the Audit Committee.

On April 21, 2011, the Corporation announced that its Board of Directors had approved funding for a pre-feasibility study of the Corporation’s Strange Lake B-Zone REE deposit, and that the Corporation’s management had completed the selection of its technical team for the preparation of the pre-feasibility study.

On May 23, 2011, the Corporation’s common shares commenced trading on NYSE Amex (now NYSE MKT) under the symbol “QRM”.

On May 26, 2011, the Corporation filed on SEDAR a technical report, prepared in conformity with NI 43-101, containing a resource model update with respect to the Strange Lake B-Zone. The revised resource estimate contained in the technical report was originally disclosed in a press release issued by the Corporation on April 11, 2011.

On October 4, 2011, George Potter was appointed to the Board of Directors of the Corporation. Subsequent to year end, on December 7, 2011, Mr. Potter was appointed to the Audit Committee and to the Compensation and Corporate Governance Committee of the Board of Directors. At the same time, Ronny Kay was appointed to the Nominating Committee of the Board of Directors.

2012

On March 1, 2012, the common shares of the Corporation commenced trading on the Toronto Stock Exchange, under the symbol “QRM”. Prior thereto, the common shares of the Corporation had traded on the TSX Venture Exchange.

On May 15, 2012, the Board of Directors appointed Colin Lindsay as Vice-President, Operations of the Corporation.

On October 31, 2012, the Corporation announced a revised NI 43-101 compliant indicated and inferred resource estimate for the Strange Lake B-Zone rare earth element deposit. The estimate was prepared by Micon International Limited and has an effective date of August 31, 2012. On December 17, 2012, the Corporation filed the report, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resource Estimate”, on SEDAR.

In recognition of the importance that the resource estimate has on the potential economic outcome of the Strange Lake project, the Corporation also announced on October 31, 2012 that it had hired Mr. Gunter Thase, a 41-year veteran in the international marketing of specialty metals and industrial minerals, as the Corporation’s Manager, Metals & Marketing.

On December 7, 2012, the Board of Directors appointed George Potter (chairman), Ronny Kay, John Panneton and Michael Pesner to the Technical Committee of the Board of Directors.

BUSINESS OF THE CORPORATION AND DESCRIPTION OF PROPERTIES

Mining Exploration Activities and Properties

Between 2007 and 2009, the Corporation focused its exploration activities mainly on the George River Property in northeastern Québec. In 2009, after the discovery of significant quantities of REE mineralization on the Strange Lake Property, Quest’s activities refocused on the identification and discovery of new world-class rare earth and uranium deposit opportunities.

As at October 31, 2012, the properties of the Corporation were as follows:

Strange Lake

Misery Lake

Alterra Strange Lake

Voisey’s Bay

Strange Lake – B-Zone

The following text in this section “Strange Lake – B-Zone” has been taken from a technical report dated December 4, 2012 with an effective date of August 31, 2012 entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada Updated Mineral Resource Estimate” (the “UMRE Report”). The UMRE Report was prepared in accordance with NI 43-101 by William J Lewis, B.Sc. P.Geo. and Richard Gowans, P.Eng. of Micon International Limited, and by Rimant (Ray) V. Zalnieriunas of R.V. Zalnieriunas Consulting. William J. Lewis, Richard Gowans and Rimant (Ray) V. Zalnieriunas are qualified persons who are independent from the Corporation within the meaning of NI 43-101. The UMRE Report is available under the Corporation’s profile on SEDAR at www.sedar.com. For purposes of disclosure regarding the Strange Lake Property required under section 5.4 of Form 51-102F2 Annual Information Form, the UMRE Report is incorporated by reference in this annual information form.

Quest has retained Micon International Limited (“Micon”) to complete a National Instrument 43-101 (NI 43-101) Technical Report and updated resource estimate for the Strange Lake Property (the Property) on the B Zone deposit. Micon had no prior involvement with the Property. Mr. Zalnieriunas was engaged as a geological consultant by Quest during the period of July 2011 to April 2012.

The Qualified Persons responsible for this report include William J. Lewis, B.Sc., P.Geo., Micon Senior Geologist, Richard Gowans, P.Eng., Micon’s President, and principal Metallurgist of Micon, and Rimant (Ray) V. Zalnieriunas, P.Eng. of R.V. Zalnieriunas Consulting.

Mr. Lewis conducted site visits between March 26 and 29, 2012. Mr. Lewis was accompanied on the site visits by a number of Quest’s employees. Mr. Zalnieriunas conducted site visits during the periods of July 3 to 6, 2011, August 14 to 25, 2011, and March 27 and 28, 2012.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION AND DESCRIPTION

The Strange Lake Property is situated on the provincial border between the Canadian provinces of Québec (QC) and Newfoundland and Labrador (NL). The Project is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL and 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake Property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 24A09, and 14D05. The latitude and longitude for the Project is approximately 56°21’ N and 64°12’ W.

Figure 4.1 is a map showing the location of the Strange Lake Project.

Figure 4.1 Location of the Strange Lake Property

Figure provided by Quest Rare Minerals Ltd.

The Strange Lake Property is comprised of the 676 individual mineral claims covering a total area of approximately 27,336 ha, as summarized in Table 4.1.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone Rare Earth Element (REE) deposits. Quest has informed Micon that all of the claims are current and there are no outstanding issues.

Table 4.1 Summary of the Strange Lake Mineral Claims by Province

Province	Number of Claims	Area (ha)
Québec	562	24,486
Newfoundland and Labrador	114	2,850

Total	676	27,336

Table provided by Quest Rare Minerals Ltd.

The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred as the ‘A Zone’ by IOCC. Mineral tenure in Newfoundland and Labrador allows for contiguous claims to be made under a single licence number. There are also several mineral claims that overlap between the Québec and Newfoundland and Labrador claims due to the disputed location of the provincial border. Included within the Newfoundland and Labrador total is a small group of 18 mineral claims that occurs along the coast of Labrador, south of the Voisey’s Bay mine that were acquired in 2011. These mineral claims are listed here but they are not subject to this report and are mentioned only for completeness.

With regards to the mineral rights in Newfoundland and Labrador adjacent to the east of the Property, there are two blocks of claims designated Exempt Mineral Lands (EML) and Labrador Inuit Lands (LIL). The EML is currently off limits for exploration and mining and the LIL, may be explored with permitting and consultation with the Inuit of the Nunatsiavut Government.

4.2	OWNERSHIP AND PERMITS

All of the mineral claims comprising the Strange Lake Property are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of royalties and other encumbrances except for the claims in the EML designation and those designated LIL.

Quest has informed Micon that it has obtained all permits required to conduct exploration activities on the Property.

4.3	MICON COMMENTS

Micon is unaware of any other outstanding environmental liabilities at the Strange Lake Project, other than those normally associated conducting exploration programs in Canada. Micon is unable to comment on any remediation which may have been undertaken by previous companies.

Micon is unaware of any other significant factors or risks that may affect access, title or the right or ability of Quest to perform work on the Strange Lake Property.

Other than those discussed previously, Micon is not aware of any royalties, back-in rights, payments or other agreements and encumbrances which apply to the Strange Lake Property.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESSIBILITY

The Strange Lake Property is situated roughly 1,100 km northeast of Québec City, the provincial capital of Québec. The Property is only accessible by aircraft from Schefferville, Québec, and Nain or Goose Bay, Newfoundland. There are several regularly scheduled flights to Schefferville, Nain and Goose Bay from major cities in eastern Canada. Aircraft may also be chartered out of these northern communities.

Fixed-wing flights from Schefferville are typically 75 minutes and flights from Goose Bay are typically 90 minutes. Staging for the Strange Lake Project is done from both Schefferville and Goose Bay. Flight time to Nain from Strange Lake is approximately 40 minutes.

5.2	CLIMATE AND PHYSIOGRAPHY

Northern Québec and Labrador are characterized by a cool subarctic climatic zone (Dfc; Köppen climate classification) where summers are short and cool and winters are long and cold with heavy snowfall.

The minimum and maximum mean annual temperatures are – 10°C and 0°C, respectively. The average July minimum and maximum temperatures are 7°C and 17°C and the average January minimum and maximum temperatures are -29°C and -19°C (WorldClimate, Indian House Lake, Québec, www.worldclimate.com). Annual average precipitation is approximately 660 mm (WorldClimate, Border, Québec). The region receives up to approximately 350 cm of snow annually and the ground is snow-covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter to early spring (January to April).

The [Strange Lake] Property is situated in a glacially scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 m to 570 m above sea level. The [Strange Lake] Property is situated on west side of the major watershed that forms the border between Québec and Newfoundland.

The exposure and lack of vegetation in the area contributes to strong winds that generally have an easterly or westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale, and juniper.

The [Strange Lake] Property is dominantly covered by a layer of glacial till of variable thickness with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the property consists mainly of short tundra growth of shrubs and caribou moss, interspersed with low tamarack trees.

5.3	LOCAL RESOURCES AND INFRASTRUCTURE

There are no local resources in or around the Strange Lake Property. Some local labour may be hired out of Goose Bay, Nain or Schefferville; but most skilled and professional labour will need to be sourced from other regions within Canada.

The nearest mine to the [Strange Lake] Property is Vale’s nickel-copper mine at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

The [Strange Lake] Property and environs have no developed infrastructure. The nearest developed infrastructure is located in the community of Nain. Nain is a coastal community that also serves as the local supply and service centre for nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular, year-round flights from Goose Bay and by coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular flights and twice-weekly by rail from Sept-Îles.

There is an 800 m gravel airstrip located on the property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the [Strange Lake] Property and the nearest railhead in Schefferville, 235 km southwest of the Property, with access to the seaport at Sept-Îles on the Bay of St. Lawrence.

There is no source of electricity on or near the [Strange Lake] Property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the [Strange Lake] Property.

6.0	HISTORY

6.1	GEOLOGICAL SURVEYS

6.1.1	Geological Survey of Canada (1967 to 1993)

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (GSC). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division. A regional lake sediment survey covering the Québec portion of the area was completed during 1982 and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990s.

Several areas within the George River region, northwest of the Property, were mapped in more detail throughout the 1970s and 1980s by the Québec Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2	Newfoundland and Labrador Department of Natural Resources (1980 to 2009)

Between 1980 and 2009, the Newfoundland and Labrador Department of Natural Resources (NLDNR) Geological Survey Division and Department of Mines and Energy conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the NLDNR released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to the discovery by IOCC of the Strange Lake Alkalic Complex and associated REE and HFSE mineralization.

In 1984, as exploration continued at Strange Lake by IOCC, the NLDNR conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador.

In 1988, additional lake sediment and water geochemistry sampling was carried out with a focus on rare metal mineralization in granitoid terranes in the Churchill Province. All geochemical data for the Strange Lake area was re-analyzed in 2009.

Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson with D.M. Taylor in 1988, 1991, 2001, 2005, and 2009. Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets 14D/03, 04, 05 and 06 and 24A/08 and NLDNR geologists published research papers on the Strange Lake Alkalic Complex.

6.2	MINING COMPANIES

6.2.1	Iron Ore Company of Canada, 1979 to 1984

From September, 1979 to March, 1981, IOCC completed several exploration programs on, and to the northeast of the Property. The exploration programs included:

•	Reconnaissance geological mapping.

•	A helicopter-borne radiometric survey.

•	A ground radiometric survey.

•	A limited amount of geochemical sampling including:

•	Eight soil samples.

•	Six lake and stream sediment samples and one rock sample.

•	A small track-etch survey on eight sites.

•	One 35.97-m diamond drill hole.

During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

From September, 1981 to September, 1982, IOCC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200-m spacing where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkalic Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included Ground Magnetometer, Very Low Frequency Electromagnetic (VLF-EM), and Induced Polarization Resistivity (IP-RES) geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water-saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data of ZrO2 and Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.

From July, 1979 to September, 1980, IOCC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100-ft terrain clearance and followed by a ground radiometric and magnetometer surveys.

Between January, and December, 1983, IOCC completed geological, geophysical and geochemical surveys on the Québec portion of the Strange Lake Property. The alkali granite was remapped at a scale of 1:10,000-scale in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.

The ground spectrometer geophysical survey was conducted in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50-m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.

The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. Air photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. Northeast and southwest lineations were also observed.

IOCC commissioned several metallurgical, conceptual and economic studies throughout the 1980s to determine the potential economic viability of the deposit.

In 1982, IOCC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of zirconium, beryllium, and REEs. In 1983, IOCC contracted K.D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOCC retained the Warren Spring Laboratory, in Hertfordshire, England, to report on the beneficiation of Strange Lake mineralization and the liberation of Y2O3 , Nb2O5, ZrO2, BeO and REO.

In 1984, Hazen Research Inc. (Hazen) was retained to review the metallurgical test work and propose a preliminary process design and layout to treat 30,000 t/d of Strange Lake ore focusing on the extraction of Y2O3 and ZrO2, and beryllium and niobium.

Also in 1984, IOCC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 t/y operation with processing facilities located in Schefferville. The products of this study included ZrO2, Y2O3 and Nb2O5 .

In January and February, 1985, IOCC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios:

1.	Selling 200 t/y Y2O3 (99.99% grade).

2.	Selling 300 t/y Y2O3 (at two different grades).

Each scenario also included LREO and HREO based on market prices at that time.

In March, 1985, Arthur D. Little, Inc. (ADL) completed a marketing and economic viability study on the Strange Lake deposit on behalf of IOCC. ADL concluded that yttrium demand was unlikely to increase fast enough for start-up of operations in 1989 and recommended further economic studies.

6.2.2	Armco Mineral Exploration Ltd., 1980

Between June and July, 1980, Armco Mineral Exploration Ltd. conducted a helicopter-supported exploration program within an area covered by IOCC 1979 airborne survey to the south of the Property. Limited geochemical sampling included 51 soil samples, two esker sand samples, and nine rock samples.

6.2.3	Acadia Mineral Ventures Ltd., 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. to conduct a preliminary economic analysis on the Strange Lake mineralization based on historic metallurgical test work.

6.2.4	Mitsui Mining & Smelting Co., Ltd., 1992 to 1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd. (Mitsui), a Japanese metals supplier, conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and 1993, Mitsui carried out a geological survey and study and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone minerals (then referred to as the ‘A Zone’). The testwork focused on recovery of yttrium, zirconium, niobium, cerium and fluorine. The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

6.2.5	WMC International Limited, 2000 to 2001

During 2000 and 2001, WMC International Limited completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the Property. Work included regional geological mapping and sampling, a greater than 60,000 line km aeromagnetic survey, a greater than 15,000 line km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground EM and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. According to the reports at the time, the results from this exploration did not warrant additional work.

6.2.6	Freewest Resources Canada Inc., 2006 to 2007

In 2006, Freewest Resources Canada Inc. (Freewest) staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. From August to September, 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper-nickel in Block 3.

In late 2007, Freewest spun out its George River Project claims to Quest. The Strange Lake Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

Where available, detailed descriptions of the exploration conducted on the [Strange Lake] Property are contained in provincial assessment reports or in Technical Reports contained on SEDAR by the various companies which worked on the Strange Lake Property prior to its acquisition by Quest.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The Strange Lake Project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.

The majority of the Property is located in the Mistastin domain in the east and the Mistinibi-Raude domain to the west. Figure 7.1 is a regional geology map of the area surrounding the B Zone and Main Zone on the Strange Lake Property

The following is taken from Chamois and Cook (2007).

“The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.”

The descriptions of the following domains are modified from Van der Leeden et al. (1999).

“The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho—and paragneisses of granodioritic composition occur regionally within the assemblage.”

The Lake Tudor Shear Zone is a regional feature of up to 20 km wide, which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.

Figure 7.1 Regional Geological Map of the Area Surrounding the B and Main Zones on the Strange Lake Property

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Van der Leeden et al., (1999) commented further:

“The De Pas domain consists essentially of the De Pas Batholith and flanking gneisses. The De Pas Batholith is a composite body varying in composition from a charnockitic opdalite in the west to a granite or granodiorite in the east. It has been traced for over 500 km in length and varies from 20 km to 50 km in width. The enveloping rocks consist of quartzo-feldspathic gneisses varying from granulite facies west of the batholith to amphibolite facies east of it.

The George River Shear Zone is a regional feature that can be traced for over 200 km and varies in apparent width from 6 km to 20 km. It is heterogeneous in nature and includes units of the Mistinibi-Raude domain to the east and some of the eastern gneisses of the De Pas domain. It consists of mylonites and cataclasites of various composition including metasediments, a variety of intrusive suites and lesser metavolcanics. Kinematic indicators suggest early lateral ductile movements, mainly dextral but some sinistral, extensional movements and late contractional brittle-ductile movements.

The Mistinibi-Raude domain can be divided into three subdomains. The central subdomain is the largest and consists of migmatitic, semipelitic gneisses and lesser post-tectonic granite and metamafics and metaultramafics. The southern subdomain consists of mylonites in the north and a heterolithic assemblage of metabasalts, metagabbros, metadiorites and paragneisses elsewhere. A small northwestern subdomain consists mainly of a sedimentary assemblage comprised of meta-arkose, quartzitic wacke, quartzite and lesser metasiltstone and calcarenite.

The Mistastin domain includes several units defined in the Mistinibi-Raude domain and major Elsonian intrusions. These post tectonic intrusions include parts of the Mistastin Batholith, the Michikamau Anorthosite, some rapakivi granites and the Lac Brisson peralkaline granite. Pillet (1985) describes the Lac Brisson peralkaline granite in greater detail.”

7.2	PROPERTY GEOLOGY

The [Strange Lake] Property is underlain by the Napeu Kainiut pluton in the south and heterolithic Archean gneiss in the north. The Mesoproterozoic post-tectonic Napeu Kainiut pluton and the larger Mistastin Batholith to the south include monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Napeu Kainiut pluton and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration work. The SLAC comprises several distinct magmatic units that vary in modal abundance of rock-forming minerals and the relative concentrations of REE and HFSE. Historically, IOCC geologists differentiated these magmatic phases based on the relative abundance of so-called “exotic” minerals, gittinsite, elpidite, pyrochlore, zircon, clays, sphene, astrophyllite, narsarsukite and fluorite, and on other textural characteristics. Accordingly, they described three general phases: an early “exotic-poor” (i.e., REE- and HFSE-poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite. In general, these units comprise quartz, potassium feldspar, albite, arfvedsonite and exotic minerals.

Subsequent examination by academic researchers differentiated these granitic phases by petrographic phase relationships: the exotic-poor granite was termed hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed subsolvus (two-feldspar system). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research indicates that widespread high temperature (≥350°C) orthomagmatic sodium (Na)-rich fluids initially altered the subsolvus granites, which was followed by low temperature (≤200°C) externally derived calcium (Ca)-rich alteration fluids.

7.3	MINERALIZATION

Two distinct styles of mineralization have been encountered on the Strange Lake Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit. Uranium mineralization in this area is not the subject of this report, and will not be discussed further.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and, to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

Pegmatites and minor aplite (fine-grained pegmatite) comprise gangue with feldspar (potassic>sodic), glassy to white quartz, arfvedsonite, gittinsite, fluorite and various minor accessory minerals including titanite, allanite, pyrochlore and gadolinite, which are readily identifiable in core. Gittinsite and amphibole appear to have generally formed contemporaneously and both exhibit euhedral to subhedral morphologies. Feldspar exhibits a variable paragenetic relationship relative to arfvedsonite and gittensite, but is commonly somewhat later in complex pegmatites and earlier in simpler, late pegmatites. Quartz is late and interstitial and fluorite, which is commonly dark purple to black, is commonly later than quartz. Arfvedsonite is typically strongly replaced by either coarse bottle green aegirine or red-brown earthy hematite and may be strongly leached to form vugs that are sometimes quartz-hematite lined. Gittinsite is typically altered to a mottled orange-pink to beige colour and spotted with very fine grey-green LREE-bearing allanite, giving a spotted salt and pepper texture. Feldspar is often altered as concentric oscillating zones or mixed hematite and fluorite, giving a mottled, often fractured appearance.

Subsolvus granite, which typically contains very fine-grained dark grey to black rounded inclusions of hypersolvus granite is the most voluminous unit in the SLAC and is the principal host to REE-bearing pegmatites. Minor white-grey mm-scale reaction rims locally wrap around these inclusions. It is typically fine- to medium-grained (i.e., <cm) comprising variably altered feldspar (sodic>potassic?), intergranular white-grey quartz, subhedral variably altered arfvedsonite, interstitial/poikilitic gittinsite and euhedral ghosts of narsarsukite; wispy pale purple or interstitial dark purple fluorite is ubiquitous. Extensive albitization of the granite creates an overall granular to sugary appearance in the groundmass while arfvedsonite, which commonly exhibits a bi-modal grain size of fine mm-scale anhedral grains and relatively coarser-grained euhedral crystals, is variably altered or may be fresh. Similar to arfvedsonite in pegmatites, arfvedsonite is commonly altered either by aegirine, particularly proximal to pegmatites, or earthy brown-red hematite; large portions of the B Zone exhibit fresh arfvedsonite in a variably altered matrix. Narsarsukite, which is grey when unaltered, is often tan-beige, indicating replacement by titanite. Gittinsite is variable in colour, but is commonly partially replaced by dark grey-green LREE-bearing allanite; replacement may take the form of salt and pepper spotting as in pegmatites or as amorphous patches. Alteration typically developed in the host subsolvus granite is not typically developed in the inclusions.

Table 7.1 below illustrates the elements and common oxides that occur in the B Zone deposit and Table 7.2 contains a list of pegmatite minerals. References to TREO, unless otherwise stated, include Y2O3.

Table 7.1 List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides
Associated Elements and Oxides
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO
Uranium	U	U3O8
Thorium	Th	ThO2
Yttrium	Y	Y2O3
Light Rare Earth Elements and Oxides
Lanthanum	La	La2O3
Cerium	Ce	CeO2
Praseodymium	Pr	Pr6O11
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Elements and Oxides
Europium	Eu	Eu2O3	TREO
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb4O7
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

Table provided by Quest Rare Minerals Ltd.

Table 7.2 List of Minerals and Formulae Found in the B Zone

Mineral Name	Mineral Formula
Quartz	SiO2
K-Feldspar	KAlSi3O8
Aegirine	NaFe+³Si2O 6
Zircon	ZrSiO4
Gittinsite	CaZrSi2O7
Titanite	CaTiSiO5
Feldspar (Albite)	NaAlSi3O8
Fe-oxide/hydroxide	FeOOH
Fluorite	CaF2
REE-Epidote (allanite)	(Ce,Ca,Y)2(Al,Fe+³) 3(SiO 4)3(OH)
Pyrochlore	(Na,Ca)2Nb2O6(OH,F)
Arfvedsonite	NaNa2(Fe+4Fe +³)Si 8O22(OH)2
Milarite	K2Ca4Al2Be4Si24 O60•(H2O)
Gerenite/Gadolinite/Kainosite	(Ca,Na)2(Y,REE)3Si6 O18•2(H2O) / Y2Fe +²Be2Si2 O10 / Ca2(Y,Ce)2Si4 O12(CO3)•(H 2O)
Chlorite	(Mg,Fe+²)5Al(Si 3Al)O10(OH)8
Thorite	ThSiO4
Calcite	CaCO3
Apatite	Ca5(PO4)3(OH,F,Cl)
Monazite	(La,Ce,Nd)PO4

Table provided by Quest Rare Minerals Ltd.

9.0	EXPLORATION

9.1	GEOPHYSICAL SURVEYS, 2008 TO 2011

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400-m flight line spacing over the Strange Lake Property at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time Global Positioning System (GPS), and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest also conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

No additional geophysical surveys were carried out in either 2010 or 2011.

9.2	EXPLORATION, 2009 TO 2011

During the 2009, 2010 and 2011 exploration seasons, Quest collected a total of 1,170 samples from the Property, including 326 in 2009, 388 in 2010 and 456 in 2011. Samples were collected during prospecting, bedrock mapping and channel sampling. Geological mapping was conducted to further delineate historical geological maps, while channel sampling was done as follow-up on anomalous bedrock areas proximal to the B Zone. Figure 9.1 shows the exploration target areas on the [Strange Lake] Property. Figure 9.2 illustrates the locations of all 2009, 2010 and 2011 surface samples collected from the [Strange Lake] Property. Many samples outside the current property boundary reflect recent reductions in the property limits and these samples were formerly within the property. Table 9.1 is a summary of the samples collected during 2009, 2010 and 2011 exploration.

9.3	GEOLOGICAL MAPPING, 2009 TO 2011

Geological mapping conducted during the 2009, 2010 and 2011 exploration programs was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the “fluorite-hematite breccia zone” (FLBX). Mapping samples were generally restricted to outcrop.

Figure 9.1 Exploration Target Location Map

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Figure 9.2 Exploration Surface Sample Location Map

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Table 9.1 Summary of 2009 to 2011 Surface Sampling

Year	Mapping/ Prospecting		Channel Sampling	Total
	Outcrop	Float	Outcrop
2009	89	224	13	326
2010	142	158	77	377
2011	265	149	42	456

Total	496	531	132	1,159

Table provided by Quest Rare Minerals Ltd.

Exploration surface sampling is generally restricted to the outcrops mapped on surface. In general the surface sampling is just used to identify the mineralization, if any, contained in the rocks exposed in the outcrop. While some samples may contain significant mineralization they are generally used to potentially identify the extensions of previously identified zones or in some cases new zones. In all cases the surface sampling was not used in the resource estimation process. It is for these reasons that any significant assays for the surface sampling were not tabulated or identified since they are only an exploration tool.

In general terms, the surface samples are representative of the mineralized material that is currently being identified at the Strange Lake Property. The grade of the individual samples appropriately reflects the variability of the mineralization contained in the deposit and within the various rock types at the Strange Lake Project.

10.0	DRILLING

10.1	DRILLING, 2009

10.1.1	2009 Drilling Program

Quest completed a drill program on the Strange Lake Property between July and September, 2009. The drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are listed in Table 10.1 and shown in Figure 10.1. The remaining 30 drill holes were conducted on the Main Zone and are not subject to this report. An additional five drill holes, totalling 340.0 m, were conducted for bulk sampling purposes.

Quest contracted Boreal Drilling, based in Val d’Or, QC to carry out the drilling for the 2009 drill program. The drilling was conducted using two Versadrill 0.8 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, QC, using a Bell206L and a Eurocopter B2 (A-Star). Boreal Drilling is an independent drilling contractor which works on a fee for service basis.

The drill program over the B Zone was conducted to confirm historic drilling by IOCC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE-mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with the mineralization thickness ranging up to 36.17 m and averaging 13.45 m. The core length of the mineralization is approximately the true thickness as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom Gemslogger™ and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Table 10.1 summarizes the drill holes completed on the B Zone deposit.

Figure 10.1 B Zone 2009 Drill Hole Location Map

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Table 10.1 Summary of 2009 B Zone Drilling

Drill Hole	UTM* Easting	UTM* Northing	Elevation (m)	Bearing (°Az)	Dip (°)	Length (m)
BZ09001†	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004†	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008†	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009†	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015†	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016†	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

Note:	*UTM coordinates are based on the NAD83 datum, Zone 20.

†Drill hole deepened in 2010.

Table provided by Quest Rare Minerals Ltd.

All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, QC. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m. Groupe Cadoret is an independent drilling contractor who works on a fee basis.

All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field.

10.1.2	Bulk Sample Drilling, 2009

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work.

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 10.1) at the drill site and are listed in Table 10.2 below. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 10.2 Summary of the 2009 Bulk Sample Drilling

Drill Hole	UTM Coordinates		Hole Description
			Elevation (m)	Bearing (°)	Dip (°)	Length (m)
	Easting	Northing
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5

Total						340.0

Table provided by Quest Rare Minerals Ltd.

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200-L fuel drums. The drums were wire-sealed and sent by deHavilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville, the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.

These samples were used for metallurgical testwork by Hazen under a program completed in November, 2010.

10.2	DRILLING, 2010

From July to October, 2010, Quest completed an extensive diamond drill program on the Strange Lake Property that consisted of approximately 14,270 m of 78 BQ ‘thin-wall’ (BTW) size drill holes in the B Zone deposit as well as, deepening of some of the 2009 drill holes. The aims of the 2010 drilling program were to both infill and continue to define the limits of the known deposit and resource base. The drill program brought the total number of drill holes, excluding the 2009 bulk sample holes, completed on the B Zone to 97 for a total of approximately 17,474 m.

Quest used Boreal Drilling (Boreal) to conduct the 2010 diamond drilling program. Boreal is an independent contract drilling company based out of Val-D’Or, Québec. The drilling was conducted using Versadrill 0.3 drills and was supported by Eurocopter BA (A-Star) helicopter from Canadian Helicopters, based out of Sept-Îles, QC.

All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with thickness ranging up to 53 m (BZ10040) and averaging 15 m. The thickness is approximately the true thickness as the drill holes plunge sub-vertically (with the exception of BZ09015 and BZ10030), while the lithology and mineralized units are sub-horizontal or dip gently, approximately 5° to 10°, to the northwest.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and sampled on intervals ranging from 0.2 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for permanent record keeping. All drill core was photographed after the core was sawn in half.

The drill core boxes from the 2010 drill program are stored on site, in outdoor core racks at Quest’s Strange Lake exploration camp. This is located adjacent to the B Zone, on the edge of Lac Brisson.

All 2010 drill hole collars, at the Strange Lake Project, were surveyed by Corriveau J.L. & Associates Inc., (Corriveau) based in Val-d’Or, QC. All collars were surveyed with an R8 Trimble real time differential GPS and were surveyed to an accuracy of ± 0.03 m horizontal (X-Y) and ± 0.05 m vertical (Z). Corriveau is an independent licensed federal and provincial Québec land surveyor (QLS) who works on a fee basis.

10.3	DRILLING, WINTER 2011

Quest conducted winter and summer drilling at Strange Lake on a variety of areas within the intrusion. A total of 25,425.3 m of drilling was completed over 224 holes.

A winter drilling program was conducted between March and April, 2011 at two different locations. At the B Zone, 22 holes, including one designed specifically for metallurgy were drilled for a total of 3,005.6 m. In Labrador, a joint venture program between Quest and Search Minerals and its subsidiary, Alterra, conducted four holes for a total of 310.3 m on the Alterra Project. Drilling at the B Zone except the metallurgical hole was conducted on the ice at Lac Brisson to target the extension of pegmatite mineralization under the lake. Drilling at the B Zone successfully intersected pegmatite-hosted REE mineralization in all 22 holes. At the Alterra Project, drilling intersected pegmatite in three of four holes drilled.

10.4	DRILLING, SUMMER 2011

During the summer drilling program at the Strange Lake Project, drilling expanded beyond the B Zone. Drilling at the B Zone was focused on definition drilling, infilling areas between the 2009 and 2010 holes, and also following unconstrained mineralization in the southwest, east and north of the deposit. B Zone definition drilling totalled 17,257.0 m over 138 holes and 3,515.1 m over 29 additional holes for metallurgical purposes. Drilling at the B Zone was successful in further delineating the pegmatite continuity as well as determining the edges of the pegmatite system. Although not all holes intersected pegmatite mineralization, background TREO in the granites was consistent with results from the previous seasons. Drilling in 2011 was conducted at a high enough resolution to allow for generalized 3-D geological modelling of the pegmatites and alteration types.

Drilling at the FLBX target included three holes for a total of 360.0 m. The FLBX drilling was focused on intersecting the subsurface projection of REE-mineralized veins, fractures, aplite dikes and quartz-rich pegmatites all of which cross-cut the Archean country rock augen gneisses. Drilling successfully intersected narrow REE-mineralized aplite dikes and pegmatites from the SLAC in all three holes.

Drilling at an area called “Proposed Airport 6” or PA6, was planned to test for REE mineralization along the strike length of a proposed permanent airstrip required for future development. This condemnation drilling was proposed for four holes but only a single hole was drilled in 2011, the remaining three being completed in 2012. PA611002, 63.0 m deep, did not intersect any pegmatites, but pervasive hematite alteration similar to the B Zone occurred from top to bottom and average TREO grades for the granite were similar to that of the B zone granites.

Condemnation and geotechnical drilling was undertaken in the summer of 2011. Condemnation drilling at an area named Proposed Tailings 1 was conducted to test for pegmatite-hosted REE mineralization in an area proposed for tailings storage and totalled 679.2 m over 10 holes. Geotechnical drilling was conducted at the B Zone. Groundwater monitoring wells were drilled west of the proposed tailings storage area and several condemnation holes in the proposed Tailings 1 storage area were twinned for installation of monitoring wells. In total, geotechnical and groundwater drilling totalled 217 m over 17 holes. Groundwater monitoring holes did not penetrate bedrock and contribute zero metres to this total.

Winter drilling at the B Zone is presented in Figure 10.3 and summer drilling areas are shown in Figure 10.4. The 2011 drilling at Strange Lake is summarized in Table 10.3.

The 2011 drill program was contracted to Boreal Drilling. The drilling was conducted using Versadrill KmB 0.3 drills and was supported by up to two Eurocopter B2 (A-Star) helicopters from Canadian Helicopters, based out of Sept-Îles, QC. The helicopter and crews were permanently stationed at Quest’s exploration camp.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and subsequently exported to Quest’s SQL drilling database. Sampling was conducted in intervals ranging from 0.5 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for record keeping. All drill core was photographed prior to the core being sawed in half but after sample intervals had been marked on the core.

As in 2010, the core boxes containing the half-core from the 2011 program were stored on site, at Quest’s Strange Lake exploration camp.

As in 2010, all 2011 drill collars were surveyed by Corriveau. All collars were surveyed with a Leica VIVA 2 mobile real-time differential GPS system linked to a Trimble 5700 base station and Zephyr antenna and were surveyed to an absolute accuracy of ± 0.05 m horizontal (X-Y) and ± 0.10 m vertical (Z) and a relative accuracy of ± 0.02 m horizontal (X-Y) and ± 0.04 m vertical (Z) both at 1s.

Table 10.3 Summary of 2011 Winter and Summer Drilling Programs

Zone	Meterage	No. of Holes
Alterra	310.31	4
Winter	310.31	4
B Zone	20,110.62	159
Winter	2,853.58	21
Summer	17,257.04	138
Metallurgy	3,667.11	30
Winter	152.00	1
Summer	3,515.11	29
FLBX	360.00	3
Summer	360.00	3
Geotechnical	217.00	17
Summer	217.00	17
Proposed Airport 6 (PA6)	63.00	1
Summer	63.00	1
Proposed Tailings (PT)	697.24	10
Summer	697.24	10

Grand Total	25,425.28	224

Table provided by Quest Rare Minerals Ltd.

Micon visited the core logging facilities, reviewed the documentation and sampling procedures for the core during its visit to the site, and held discussions with the geological personnel. Micon concludes that the drilling and core sampling at the Strange Lake Project are conducted in a manner which provides representative samples of the mineralization and that the sampling procedures meet current industry best practice guidelines. Therefore, Micon concludes that the samples can reliably be used for resource estimations.

Figure 10.3 2011 Winter Drill Program, Drill Hole Location Map for B Zone

Figure provided by Quest Rare Minerals Ltd., December, 2012.

Figure 10.4 2011 Summer Drill Program, Drill Hole Location Map for B Zone

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Written guidelines for core logging and field sampling are outlined in a Quest procedures document (Quest, 2011b). Quest supervisory staff maintains that these guidelines are rigorously followed and while in camp, Micon did not note any deviance away from these stipulated procedures and methodologies.

11.1	SAMPLING METHODS, INITIAL QUALITY CONTROLS AND SAMPLE SECURITY

Following core delivery by the drilling contractor to the secure core shack at the Strange Lake project camp, the core boxes and core are routinely examined for damage or mislabelling and the core is entered into the local database log file for processing. A technician washes and degreases the core and then enters core and RQD (rock quality designation)

measurements into the digital drill form. A geologist logs the diamond drill hole using Gemcom Gemslogger software, taking appropriate photographic records and marking out samples for later cutting. Individual core samples are identified by sequentially numbered sample tags, part of which is later affixed to the core tray and part of which accompanies the cut sample to the assay laboratory. Samples with a nominal length of 1 to 0.5 m are normally marked out for sections of core visually deemed to be “mineralized” or “pegmatitic”, while the remaining core is usually sampled at 2-m interval lengths.

Quest stipulates that all sample assay tag books will be entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database lists where standards, blanks and duplicates are inserted and differentiates drill core samples from rock samples. Sample tag books are pre-labelled to insure that QA/QC samples are not missed or placed out of sequence. The second tag in the books should be marked on not the first. The first tag goes with the sample to the laboratory.

The Quest sampling procedure, as noted in the May, 2011 Technical Report, (Wardrop, 2011), is as follows:

“Samples should not overlap between different rock and/or sharply defined alteration types, such as dark green alteration in the granite (this does not include presence or absence of melacratic inclusions at Strange Lake); therefore where geological and/or alteration contacts occur, the sample should be split at the contact. Mineralized or anomalous zones, including all pegmatites but otherwise defined as having elevated radioactivity and or focused zones of alteration, should aim to be 1 m or less but greater than 20 cm, while unmineralized (average background radioactivity or weakly altered) samples should aim to be 2 m long; exceptions to this may be at the end of the drill hole (last sample) if there is minimal alteration; samples should never exceed 3 m. For each sample, the from-to interval shall be marked on the core using yellow grease pencils by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [☐ your sample # here ☐]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. The line is a guide for the technician so that they can saw the core first in half as per normal sampling and then split that half – each duplicate is thus a quarter of the core. When entering sample info for duplicates into the drilling database, duplicates should be named “Duplicate A” and “Duplicate B” – the former being the sample duplicated and the latter being the duplicate. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval. All core samples are split by core saw.”

Once the geological logging process has been completed, the core is moved to the sampling room, where technicians saw the core in half using water cooled diamond impregnated saw blades. Half of the sawn sample is placed into plastic sample bags with their respective sample tag, while the remaining core half is returned to the core tray for archiving in core racks at a designated area of camp. The bagged samples are placed into rice bags, for a total of no more than 5 samples per bag or so that the rice bag does not exceed 23 kg in weight and are sealed using a nylon cinch. These individual rice bags are labelled with the sample interval, company and contact information. Once entered into the shipping database, the rice bags are transported to a secure container to await air shipment to the laboratory.

Diamond drill core and the resulting diamond drill core samples are treated in a secure manner. Drill contractors are contractually obligated to the safeguarding of collected core, until delivered to Quest at a mutually agreed to site, which in this case is the Strange Lake camp core shack. Once core is logged, sampled and samples packaged for shipment, they are temporarily stored at the core shack or another sheltered facility. Samples are batch transported by charter aircraft and delivered directly to the Activation Laboratories Ltd. (Actlabs) preparation laboratory in Goose Bay, Labrador. Once the samples have been prepared for analysis, they are shipped directly by commercial courier to the Actlab facilities in Ancaster, Ontario for analysis. Coarse and pulp sample rejects are stored in Goose Bay at a secure Quest storage facility.

11.2	ANALYTICAL PROCEDURES AND LABORATORIES USED

Quest uses Actlabs, 1348 Sandhill Drive, Ancaster, Ontario, L9G 4V5 as the primary independent commercial assaying provider. The laboratory maintains an information web site at www.actlabs.com. Quest submits cut core samples to the Actlab preparation laboratory located in Goose Bay, NL under strict sample protocol procedures. Actlabs routinely runs its own series of blanks, duplicates and certified reference materials. The frequency of each depends on the analytical method. Actlabs is accredited to ISO 17025 for specific registered tests as per their scope of accreditation Lab# 266. It has also achieved accreditation to CAN-P-15779 which is specific to mineral analysis laboratories.

After sample preparation, core sample for the Quest project material undergoes several analyses for elements and lithogeochemistry, namely Actlab codes: Code-8 REE Assay; F Option, Code-4Litho-Quant (11+) Major Elements fusion; and Code-4E – XRF (for Niobium). A description of these individual assaying techniques is provided within the laboratory’s “Schedule of Services and Fees”. The current 2012 Canadian schedule is available at http://www.actlabs.com/files/Canada_2012.pdf. The 2011 protocol, company sample handling, analytical methodology and sample security was reviewed and accepted by Wardrop (Wardrop, 2011).

11.3	SUMMARY OF QA/QC PROCEDURES AND RESULTS

A Quest core sampling procedure and Quality Control/Quality Assurance (QA/QC) protocol was developed in 2009 and was used without change to the beginning of 2011. Some minor modifications for the summer-fall drilling season on sample minimums and adherence to strict contact controls was implemented, but on the main remains unchanged to date.

A primary objective is to achieve a 5% insertion rate of QA/QC samples (i.e., standards, blanks and duplicates) into the data stream. This is done on a regular pre-set sample number basis and a frequency of every 50 samples (i.e., staggered but regularly spaced duplicate, blank and standard every sample book of 50 samples) by inserting two standard samples per hundred samples, two blank samples per hundred samples and also cutting two duplicate quarter-core samples on a per 100 sample basis.

On occasion, an additional blank may have also been inserted into the data stream following an interval of high-grade mineralization that is greater than 2 m in core length, in order to track any possible contamination that may be resulting from these samples. In order for all QA-QC samples to be “blind”, the name of the standard and blank are not marked on the sample bag or the tag that is sent to the laboratory. Likewise, duplicate samples are not labelled as duplicates on the tags that go to the lab.

A similar rate of QA/QC samples is used for rock samples, with standards, blanks and duplicates inserted once per 50 samples. As in the case of the drill core samples, sample tag books are pre-marked with the QA/QC samples to ensure that they are not used for rock samples.

11.4	MICON COMMENTS

Micon has reviewed or observed the procedures and protocols used for sample preparation, security and analytical procedures and finds that they meet or exceed industry standards and norms.

12.0	DATA VERIFICATION

12.2	QA/QC VERIFICATION

Data verification of the analytical results consisted of a desktop and statistical review, a data audit in which 10% of the assay records were manually compared to signed official assay certificates and a comparative re-assaying of a randomly selected diamond drill hole.

1.10	MINERAL PROCESSING AND METALLURGICAL TESTING

A number of metallurgical testing and engineering studies have been completed on mineralized samples from the Strange Lake deposits. Most of the early work was undertaken on the Main Zone deposit which is located mainly on the Newfoundland and Labrador side of the provincial divide with more recent studies concentrated on the B Zone deposit.

Recent extensive bench scale testing of a thermal sulphation process has been completed at Hazen Research Inc. (Hazen). Test work has been performed on a number of metallurgical samples representing the B Zone mineralization.

In the process that has been developed, run of mine material is crushed and ground, then mixed with sulfuric acid. The material is then heated and undergoes a thermal sulphation process where the sulphuric acid attacks the ore and forms the sulphates of the contained value metals. The dry calcine proceeds to a water leach where the values are dissolved into solution. The slurry is filtered and washed to produce a pregnant leach solution. Results from extensive testing of the thermal process demonstrated preliminary rare earth, zirconium, and niobium recoveries to solution of up to 96%, 93%, and 96%, respectively.

A preliminary solvent extraction test program has developed separation routes for rare earths, zirconium and hafnium, niobium, titanium, and the removal of uranium and thorium. Small quantities of zirconium product, and a bulk REE+Y concentrate have also been produced.

1.11	MINERAL RESOURCE ESTIMATES

Mineral resources were estimated in accordance with the definitions contained in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on November 27, 2010.

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization the NSR was converted to an equivalent cut-off grade to be able to compare it with the previous estimates.

The following Parameters were used to estimate the mineral resources at the B Zone on the Strange Lake Property;

1.	Total Rare Earth Oxides (TREO+Y) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb2O3, Dy2O3, Ho2O3 , Er2O3, Tm2O3, Yb2O3 , Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3 , Gd2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .

3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.

4.	The effective date of the resource estimate is August 31, 2012. A press release disclosing the results of the updated mineral resource estimate was issued by Quest on October 31, 2012.

5.	The resource estimate is based on drill-core assays from Quest’s 2009 to 2011 assay database.

6.	Micon considers a cut-off grade of 0.50% TREO+Y to be reasonable based on a Whittle pit optimization and a minimum marginal economic value of $250 NSR based upon processing and G&A cost estimates for the current block model.

7.	Average specific gravity is 2.72 g/cm3 for the Granite Domain and 2.74 g/cm3 for the Enriched Zone.

8.	The resource estimate has been classified as an Indicated and Inferred Resource on the basis of data density applying the following criteria:

•

Indicated classification was assigned to all resource blocks in the model occurring within the optimized pit shell which fall in areas with a drill spacing of at least 50 m by 50 m and was estimated using at least 16 samples from a minimum of four drill holes.

•	All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred class.

9.	The resource estimate takes into account the following:

•	A database of 256 drill holes, totalling approximately 37,434 m of diamond drilling, using 22,565 samples.

•	Assay values in the database below the detection limit were assigned a value of half the detection limit.

•	Samples were composited to a 2 m length.

•	A lithology table was provided with codes for each major rock type observed in the deposit, primarily identified as pegmatite and subsolvus granite.

•

A cross-sectional interpretation of the pegmatite lithology was provided by Quest and was used by Micon to model the wider pegmatite spine and dome structure with some mixing of the interlayered lithologies allowed in order to maintain continuity of the domain along strike and to allow for a wireframe construction of the Enriched Zone to be completed.

•

The minimum modeled length of the high-grade intervals for the Enriched Zone width was 5 m using a combination of pegmatite lithology indicators and an NSR value with a maximum acceptable internal dilution of 3 m provided the total composite grade remained above a cut-off. An NSR cut-off for the “Enriched Zone” of $725/t was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

•

Grade capping was applied. In the case of the Enriched Zone, the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high-grade pegmatite samples within the domain did not result in local grade overestimation or grade smearing.

•

Block model utilized regularly-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. The block model was limited below a topographic surface created using 1 m contours. Overburden lithology was not included in the block model and was excluded using a digital surface model.

•

Inverse Distance modeling was used as the method for grade interpolation in the B-Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by a high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2-m cells was applied to the grade interpolations to account for the volume variance effect.

•	The resource estimate assumes 100% recovery.

The resource estimates are summarized in Table 14.8.

Table 14.8 B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1,000)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	0.50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	0.38	1.87	0.05	0.16

Total	278,128	0.57	0.36	0.93	0.39	1.92	0.05	0.18

INFERRED
Granite	214,351	0.55	0.30	0.85	0.35	1.71	0.04	0.14

1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

Indicated Mineral Resources are estimated at 278 Mt at 0.93 % TREO+Y. Inferred Mineral Resources are estimated at 214 Mt at 0.85% TREO+Y.

It is Micon’s opinion that there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues that would adversely affect the mineral resources presented above. However, the mineral resources presented herein are not mineral reserves as they have not been subject to adequate economic studies to demonstrate their economic viability.

Table 14.9 B Zone Resources in the Enriched Zone Domain by TREO + Y Cut-off Grade

TREO+Y Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	1,544	1.06	1.23	2.29	54	2.49	0.05	0.46	937	993	146
1.75	3,273	0.97	1.09	2.06	53	2.55	0.06	0.44	836	840	133
1.50	6,690	0.88	0.95	1.83	52	2.60	0.06	0.41	744	719	120
1.25	13,111	0.79	0.82	1.60	51	2.62	0.06	0.37	652	622	107
1.00	19,144	0.73	0.73	1.46	50	2.60	0.06	0.35	586	568	99
0.90	19,880	0.72	0.72	1.44	50	2.59	0.06	0.35	576	560	98
0.80	20,010	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.70	20,018	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.60	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.50	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97

Table 14.10 B Zone Resources in the Granite Domain by TREO+Y Cut-off Grade

TREO+Y Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO+ Y (%)	TREO+ Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	29	1.11	1.11	2.22	50	1.81	0.04	0.31	915	753	94
1.75	79	1.03	0.96	1.99	48	1.86	0.04	0.32	722	677	91
1.50	396	0.87	0.80	1.67	48	2.05	0.05	0.31	531	614	89
1.25	2,005	0.77	0.64	1.40	45	2.09	0.05	0.27	472	499	79
1.00	24,680	0.65	0.44	1.09	41	1.99	0.05	0.21	333	356	62
0.90	96,968	0.60	0.38	0.98	38	1.91	0.05	0.18	273	304	55
0.80	225,374	0.57	0.34	0.91	38	1.88	0.05	0.17	240	274	51
0.70	256,151	0.56	0.33	0.89	38	1.87	0.05	0.16	234	269	51
0.60	257,968	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
0.50	258,108	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
INFERRED
2.00	—	—	—	—	—	—	—	—	—	—	—
1.75	—	—	—	—	—	—	—	—	—	—	—
1.50	56	0.74	0.82	1.56	52	1.66	0.04	0.21	280	635	79
1.25	500	0.75	0.61	1.36	45	1.77	0.04	0.20	304	453	67
1.00	10,025	0.65	0.43	1.07	40	2.02	0.05	0.20	269	348	62
0.90	41,468	0.60	0.37	0.97	38	1.93	0.05	0.18	230	305	55
0.80	156,611	0.57	0.31	0.88	35	1.74	0.04	0.15	193	241	46
0.70	212,266	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.60	214,348	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.50	214,351	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44

Table 14.11 Zone REO Resources by TREO+Y Cut-off Grade

TREO+Y Cut-off (%)	Tonnes (x1000t)	La2O3 (%)	CeO2 (%)	Pr6O11 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb4O7 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Enriched Zone INDICATED
2.00%	1,544	0.22	0.53	0.058	0.20	0.058	0.004	0.064	0.016	0.114	0.026	0.082	0.013	0.078	0.011	0.82
1.75%	3,273	0.20	0.49	0.053	0.18	0.052	0.003	0.057	0.014	0.101	0.023	0.073	0.012	0.071	0.010	0.72
1.50%	6,690	0.18	0.44	0.048	0.17	0.046	0.003	0.050	0.012	0.088	0.020	0.065	0.010	0.064	0.009	0.63
1.25%	13,111	0.16	0.39	0.043	0.15	0.041	0.002	0.043	0.011	0.075	0.017	0.056	0.009	0.057	0.008	0.54
1.00%	19,144	0.15	0.36	0.040	0.14	0.037	0.002	0.039	0.010	0.067	0.016	0.050	0.008	0.052	0.008	0.48
0.90%	19,880	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.80%	20,010	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.70%	20,018	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.60%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.50%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
Granite Domain INDICATED
2.00%	29	0.22	0.54	0.062	0.22	0.060	0.004	0.064	0.016	0.107	0.024	0.074	0.012	0.065	0.009	0.74
1.75%	79	0.21	0.51	0.057	0.20	0.054	0.003	0.057	0.014	0.092	0.021	0.064	0.010	0.057	0.008	0.63
1.50%	396	0.18	0.43	0.048	0.17	0.045	0.003	0.047	0.012	0.077	0.017	0.054	0.008	0.050	0.007	0.53
1.25%	2,005	0.16	0.38	0.042	0.15	0.037	0.002	0.038	0.009	0.060	0.014	0.043	0.007	0.041	0.006	0.42
1.00%	24,680	0.14	0.32	0.035	0.12	0.029	0.002	0.029	0.006	0.042	0.009	0.029	0.005	0.030	0.004	0.29
0.90%	96,968	0.13	0.29	0.033	0.11	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.025	0.004	0.24
0.80%	225,374	0.13	0.28	0.031	0.11	0.025	0.001	0.023	0.005	0.032	0.007	0.022	0.004	0.023	0.003	0.22
0.70%	256,151	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.60%	257,968	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.50%	258,108	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
Granite Domain INFERRED
2.00%	56	0.16	0.36	0.040	0.14	0.040	0.002	0.046	0.012	0.077	0.018	0.053	0.009	0.049	0.006	0.55
1.75%	500	0.16	0.36	0.041	0.15	0.036	0.002	0.037	0.009	0.058	0.013	0.040	0.006	0.039	0.005	0.40
1.50%	10,025	0.14	0.32	0.035	0.12	0.029	0.002	0.028	0.006	0.040	0.009	0.028	0.005	0.029	0.004	0.27
1.25%	41,468	0.13	0.29	0.032	0.11	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.24
1.00%	156,611	0.13	0.28	0.030	0.11	0.024	0.001	0.022	0.005	0.029	0.006	0.020	0.003	0.020	0.003	0.20
0.90%	212,266	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.80%	214,348	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.70%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.60%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.50%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19

15.0	MINERAL RESERVE ESTIMATES

The CIM defines a Mineral Reserve as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study (CIM, 2010 and 2005). There are no Mineral Reserves at Strange Lake. Micon notes that Quest is working on a Prefeasibility Study on the B Zone which is presently ongoing.

16.0	MINING METHODS

This section has been summarized from the technical report entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec,” dated September 24, 2010 (Wardrop. 2010b). The information contained herein has an effective date of September 24, 2010.

For the Strange Lake B Zone Project, Wardrop determined that the mining operation will use a conventional (truck and shovel) open pit mining method. The preliminary mine design used a mill feed rate of 4,000 t/d, starting from the middle of the second year of the mine life.

The open pit was designed using a two-stage approach. The first stage identified an optimum pit shell using the Lerchs-Grossmann (LG) pit optimization method and WhittleTM software. The second stage included assembling mine development and production schedules, selecting equipment, and determining capital and operating costs.

16.2	MINE DEVELOPMENT AND PRODUCTION SCHEDULE

To prioritize the mining of high grade ore and to balance the stripping ratio throughout the mine life, the overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III).

Phase I, which included about 16.7 Mt of mineral resources, was designed from the initial optimized pit shells. The initial economic pit shells prioritized the high grade ore mining at the top-centre portion of the ore body, and at the lowest amount of waste stripping. Phase II, comprising 36.6 Mt of mineral resources, expanded the pit to the south and below the initial pit to mine the next high grade blocks of the orebody. The final high-walls were established in the northeast side of the base case pit. Phase III (34.2 Mt of mineral resources) included the remaining ore inside the base case pit to achieve the final high-wall.

The estimated mineral resources used for the PEA were potentially large enough to support a 62-year mine life at the selected mining rate of 4,000 t/d of plant feed. However, Wardrop’s production schedule only covers the first 25 years of the mine life. The 25 year life-of-mine (LOM) plan contained 33.9 Mt of plant feed at a TREO grade of 1.07% and 13.5 Mt of waste.

The PEA pit designed by Wardrop utilized a bench height of 12 m. The proposed equipment fleet for the mining operation comprised the following:

•	One 193-mm (diameter) rotary blast hole drill rig.

•	One 6.5-m3 (bucket capacity) hydraulic face shovel.

•	One 4.5-m3 diesel hydraulic loader.

•	Five 55-t haul trucks.

•	Support equipment (track dozer, rubber-tired dozer, grader, etc.).

Micon notes that the mine design is being revised for the prefeasibility study which is currently ongoing.

25.0	INTERPRETATION AND CONCLUSIONS

Quest has conducted a significant amount of exploration to further define the extent and economic potential of the B Zone REE mineral deposit in Northern Québec near the Québec and Newfoundland and Labrador border. This Technical Report reports the updated mineral resource estimate for the B Zone based upon the latest information available from the exploration work.

The updated mineral resource estimate is based upon a new geological interpretation of the B Zone mineral deposit which for the first time allows for the higher REE grade pegmatites to be wire-framed into a continuous area of mineralization.

Table 25.1, below, shows the updated estimate of the mineral resources for the Strange Lake B Zone deposit. The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization, the NSR was converted to an equivalent cut-off grade (0.50% TREO+Y) to be able to compare it with the previous estimates.

Table 25.1 B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1,000)	LREO (%)	HREO + Y (%)	TREO + Y (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	38	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39	1.92	0.05	0.18
INFERRED
Granite	214,351	0.55	0.30	0.85	35	1.71	0.04	0.14

1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The updated mineral resource estimates for the Strange Lake B Zone deposit are effective August 31, 2012.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves once economic parameters are applied.

The most recent Technical Report on the Strange Lake Project by Wardrop was the PEA dated September 24, 2010 (Wardrop, 2010b). Although Quest is currently completing a prefeasibility study, in accordance with the reporting requirements of NI 43-101, the results of the PEA are provided in the present report. It should be noted that the PEA was based on the then current mineral resource estimates for the Strange Lake B Zone deposit. The prefeasibility study will use the updated mineral resource estimate which is the subject of this report.

26.0	RECOMMENDATIONS

Micon concludes that the updated mineral resource estimate for the Strange Lake B Zone deposit demonstrates the potential of the Strange Lake Project for economic development and that further work is warranted. Following completion of the prefeasibility study and, assuming it is so recommended, work should begin on a feasibility study. There is no assurance that the prefeasibility study will result in a positive economic analysis of the project.

In addition, the potential exists to expand the REE mineral resources at the Strange Lake B Zone deposit. However, it is Micon’s opinion that the existing mineral resource base is more than adequate as a basis for both the prefeasibility and feasibility study and so no additional exploration or infill drilling is recommended at this stage. However, further drilling in other prospective areas and new exploration targets should be considered.

Contingent on the positive results of the prefeasibility study, which is currently being completed by Quest, Micon recommends commencing a feasibility study, including the following tasks:

•	Geotechnical investigations for mine pit slope analysis, waste rock design, tailings dam design, and site facilities and infrastructure design.

•	Geohydrological study of the Project area.

•	Detailed optimized mine design, scheduling and equipment selection.

•	Detailed design of the tailings management facility and waste rock storage facilities.

•	Condemnation drilling should be carried out on the sites selected for the site buildings, site infrastructure facilities, tailings management facility and waste rock storage facilities.

•	Further metallurgical testwork should be undertaken to ensure that accurate data are generated to support the feasibility study. This includes the continuous operation of a pilot plant.

•	Baseline environmental programs and community and stakeholder consultation should be continued.

•	Detailed engineering and cost estimates should be developed for the Project to a feasibility study level of accuracy.

•	Marketing studies should continue.

26.1	BUDGET

The budgeted expenditures on the Strange Lake Project for 2013 will depend on the outcome of the prefeasibility study which is currently under way. The budget elements currently envisaged are shown in Table 26.1.

Table 26.1 Proposed Project Development Budget for 2013

Item	Estimated Cost (CAD$)
Geotechnical and geohydrological investigations	800,000-1,000,000
Laboratory and pilot scale metallurgical testwork	600,000-800,000
Tailings dam design	500,000-600,000
Marketing studies	100,000-200,000
Mine design	100,000-200,000
Engineering and environmental studies	10,000,000-15,000,000

Micon has reviewed the proposed programs for further work on the Strange Lake Project and, in light of the observations made in this report, supports the concepts as outlined by Quest. Given the prospective nature of the property, it is Micon’s opinion that the Strange Lake Project merits further development and that Quest’s proposed plans for further work are properly conceived and justified.

Micon recommends that Quest conducts the proposed Project development activities, subject to funding and any other matters which may cause the proposed development program to be altered in the normal course of its business activities or alterations which may affect the program as a result of the activities themselves.

Other Properties

In addition to its interests in the Strange Lake Property, Quest also holds various interests in the following properties: Misery Lake, Québec and Newfoundland and Labrador; Alterra Strange Lake, Newfoundland and Labrador; and Voisey’s Bay, Newfoundland and Labrador.

These properties are not considered by the Corporation to be material for the purposes of NI 43-101. They are currently in the exploration stage and are without a known body of commercial ore or economic deposit of minerals. However, the Corporation has elected to describe below the properties for which exploration costs have been incurred and with respect to which the Corporation is not writing-off such costs in conformity with CICA Accounting Guideline, Enterprises in the Development Stage, AcG-11.

Alterra – Strange Lake Option Property, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search and Alterra, a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2011 – 15,000 common shares at a price of $1.887 per share; November 1, 2010 – nil) and incurred $751,572 in exploration expenditures (October 31, 2011 – $151,562; November 1, 2010 – $11,695).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Current Work and Future Exploration Activities

Quest is evaluating whether to exercise the option of earning a further 15% interest in the property or to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property.

Misery Lake Rare Earth Project, Québec and Newfoundland and Labrador

The Misery Lake Property consists of a single claim block comprising 1,075 claims, with 1,030 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 51,178 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

The construction of the new 20-man kitchen, lavatory, and generator house was completed by Leaf River Lodge of Schefferville, Québec by mid-August 2012. Following this, Exploration Sans Frontière of Sept-Iles, Québec assembled sleeper tents, an office tent, and a core shack tent. The remaining Quest sleeper tents were established during August and September 2012 by Quest staff.

Surface exploration work was completed by Quest geologists and Exploration Sans Frontière geologists and prospectors between August 12 and September 28, 2012. A total of 713 km of traverses were completed and a total of 152 grab and 80 channel samples were collected. Fourteen of the channel samples returned values greater than 0.5% TREO and 13 of the surface samples returned values greater than 0.5% TREO. Selected samples are noted in Table 1.

Drilling on the property began on September 13, 2012 and ended on October 16, 2012. A total of 11 diamond drill holes totaling 2498.0 m were completed (Figure 1). All holes completed in the Misery Lake Intrusion intersected variably textured and altered syenite. Two holes completed outside of the Misery Lake Intrusion in the southernmost magnetic ring feature intersected rapakivi textured A-type granite (Figure 2). Select composited assay results are summarized in Table 2.

Table 1 – Best Surface Grab Assay Results, Misery Lake Project, Québec

Sample Number	Sample Type	TREO %	LREO %	HREO %
RX15157	outcrop	4.799	4.703	0.096
RX15327	outcrop	2.103	1.194	0.909
RX15158	outcrop	1.755	1.696	0.049
RX15213	outcrop	1.703	1.650	0.053
RX15222	float	1.549	1.330	0.218
RX15221	float	1.344	1.158	0.186
RX15307	outcrop	1.188	1.148	0.040
RX15289	channel – 0.5 m	7.999	6.843	1.153
RX15260	channel – 1.0 m	7.328	6.259	1.069
RX15261	channel – 1.0 m	6.612	5.646	0.966
RX15263	channel – 0.5 m	4.254	3.644	0.610
RX15264	channel – 0.5 m	3.946	3.361	0.586
RX15280	channel – 0.25 m	3.901	3.321	0.580
RX15279	channel – 0.5 m	3.005	2.064	0.941
RX15262	channel – 0.5 m	2.882	2.465	0.417
RX15275	channel – 0.5 m	2.250	1.907	0.343

Figure 1 – Diamond Drill Hole Location Map, Misery Lake Project, Québec

Figure 2 – Location of Diamond Drill Holes at Misery Lake Project, Québec

Table 2 – Best Composited Diamond Drill Hole Assay Results, Misery Lake Project, Québec

Hole ID	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%
ML12015	94.20	94.60	0.40	1.362	1.136	0.225
ML12015	116.70	117.00	0.30	1.392	1.178	0.212
ML12016	47.75	48.00	0.25	1.110	0.942	0.167
ML12017	54.40	56.20	1.80	2.402	2.084	0.318
ML12017	109.00	194.00	85.00	0.497	0.423	0.074
ML12017	196.70	237.83	41.13	0.776	0.657	0.118
ML12018	33.00	41.00	8.00	0.653	0.560	0.093
ML12018	87.00	97.00	10.00	0.513	0.439	0.073
ML12018	113.00	128.00	15.00	0.545	0.439	0.089
ML12018	143.00	148.00	2.10	0.679	0.578	0.101
ML12018	160.00	223.00	73.00	0.637	0.539	0.098
ML12019	71.00	79.00	8.00	0.872	0.144	0.727
ML12019	101.00	109.90	5.90	0.631	0.103	0.527

From October 18 to 21, 2012, two separate ground magnetic grids totaling 24.75 km were completed over the Misery Lake Intrusion (Figure 3). The objective of the study was to characterize the large airborne magnetic feature and to verify internal magnetic features. Both the SW Grid and the NE Grid identified several short to moderate wavelength magnetic anomalies.

Future Exploration Activities

Abitibi Geophysics is currently completing an integrated evaluation of all the geophysical data collected over the Misery Lake property in order to prepare an interpretation and proposal for a follow-up ground magnetic survey to be completed over the Misery Lake Intrusion in the winter of 2012-2013.

The Corporation is currently reviewing and formulating its 2013 exploration plans, which will be finalized in February 2013.

Figure 3 – Ground Magnetic Survey Grid Location Map, Misery Lake Project, Québec

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

RISK FACTORS

In the course of its business and affairs, the Corporation faces the following risks factors, several of which apply to a business involved in mineral exploration and most of which are beyond the Corporation’s control. As a result, the securities of the Corporation must be considered as speculative. The following risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

Risks Related to the Business

Exploration and development

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

Any figures for mineral resources contained or incorporated by reference in this annual information form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

No assurance of commercially-mineable bodies of ore

All of the Corporation’s properties, including the Strange Lake Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially-mineable (or viable) ore body exists on any of the Corporation’s properties. There is no certainty that any expenditure made in the exploration of the Corporation’s properties will result in discoveries of commercially-recoverable quantities of ore. Such assurance will require completion of final comprehensive-feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Corporation may be required to raise substantial additional funds.

Environmental factors

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental legislation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

Dependence on future financings

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration programs on its properties. There is no assurance that these exploration activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration plans.

Absence of profitability

Since incorporation, the Corporation has incurred losses and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Corporation has no history of earnings or of a return on investment, and there is no assurance that any of the properties that the Corporation has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Title to mineral exploration properties

The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed or otherwise claimed, including claims with respect to aboriginal land title. While the Corporation has diligently investigated title to its properties, they may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is no guarantee that title to the Corporation’s properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal people, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operation. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle, which could adversely affect the Corporation’s profitability.

Dependence on key personnel

The Corporation’s success is highly dependent upon the performance of key personnel working in management, supervisory and administrative capacities or as consultants. Given the increased activity in the resources area, there is intense competition for skilled mining personnel. The loss of the services of its senior management or key personnel could have a material and adverse effect on the Corporation and its business and results of operations.

Reliance on independent contractors

The Corporation’s success depends to a significant extent on the performance and continued service of independent contractors. The Corporation will contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Corporation and its business and results of operations and could result in failure to meet its business objectives.

Potential profitability dependent on factors beyond the Corporation’s control

The potential profitability of any of the Corporation’s current or future properties will be dependent upon many factors beyond its control. For example, world prices of and markets for rare earth metals and minerals are unpredictable, highly volatile, potentially subject to governmental interference, expectations of inflation, levels of supply and demand, pegging and/or controls, currency-exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods, and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the properties. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways that the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations could have an impact on profitability or eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Corporation’s financial performance.

An estimated 97% of the market for rare earth metals is currently controlled by China. Due to the establishment by China of strict controls on REE mining, production and export in order to maximize its own use of the resources, the global REE industry has experienced fundamental changes in the last few years, the most fundamental being the shifting from an oversupplied market to a demand-shortage market.

During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth metal producers ceasing their operations and almost exclusive reliance on Chinese supplies. With curbing exports from China and continued growth demand elsewhere, particularly in Japan, South Korea, Taiwan, Europe and the United States, great concern has been caused by this supply-demand deficit. There is no assurance that China will adhere to the announced production and export limits in the future and that this supply-demand deficit will last on a mid-term or long-term basis. A decision from China to increase exports in the future and a shifting from a demand-shortage market to an oversupplied market could materially affect the Corporation’s future financial performance.

Regulations and mining law, governmental regulation

Mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not proceed with, or would postpone, the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Corporation has an interest will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production, price controls and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Corporation’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties in which the Corporation has an interest. To the extent such approvals are required and not obtained, the Corporation’s planned exploration, development and production activities may be delayed, curtailed or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Corporation, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Corporation’s operations and prospects.

Portion of properties in Newfoundland and Labrador

Quest’s Strange Lake Main Zone straddles the border between Québec and Newfoundland and Labrador. Quest understands that the border between the two provinces in this region has never been precisely determined by a registered land survey. As a result, Quest cannot determine with certainty the portions of the Strange Lake Main Zone which are in Québec and Newfoundland and Labrador, respectively. In the event that Quest wished to explore and develop the Strange Lake Main Zone, it would be unclear in certain instances as to whether the laws of Québec or of Newfoundland and Labrador would apply.

In addition, the land covering the Labrador portion of the Strange Lake deposit (Main Zone) falls within Labrador Inuit Association “Exempt Lands”, as a result of which no mineral claim staking is allowed. In this regard, in January 2012, the Labrador Inuit Settlement Area (“LISA”) Regional Planning Authority announced that it has submitted a report on land use to the Newfoundland and Labrador Government and Nunatsiavut Government (the Inuit legislature). Upon receipt of comments from the two governments, the Regional Planning Authority will finalize the Regional Land Use Plan for the LISA, and submit the final draft Regional Land Use Plan to the two governments.

Further, on April 8, 2008, the Nunatsiavut Government declared a three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. The moratorium does not apply to exploration for uranium. On December 14, 2011, the Nunatsiavut Assembly unanimously voted to lift the moratorium.

At present, Quest is focusing on the exploration of the Strange Lake B-Zone, which is entirely in Québec, and is not actively exploring the Strange Lake Main Zone.

Although the Misery Lake Property straddles the border between Québec and Newfoundland and Labrador, only 45 of the 1,075 claims comprising the Misery Lake Property are in Newfoundland and Labrador. Quest does not believe that the fact that a portion of the Misery Lake Property is in Newfoundland and Labrador will hinder exploration and development of the Misery Lake Property.

Mineral claims subject to surface rights

Some of the land covered by the claims comprising the Strange Lake Property is situated within the Province of Québec. The Province of Québec, like other Canadian provinces, allows staking of mineral rights on privately-held lands and the carrying out of assessment work. However, the Corporation may be required to negotiate access and provide compensation to an owner of surface rights if damage occurs to the owner’s property during the course of exploration.

Required permits and licenses

The Corporation’s operations may sometimes require licenses and permits from various governmental authorities. The Corporation believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Corporation will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.

Permission from native people

As the Corporation may in future require an ore pipeline and port on land controlled by the Labrador Inuit, it may be necessary for the Corporation to obtain permission from the Labrador Inuit to construct and operate any such project. There can be no assurances that the Corporation will be able to obtain such permission, to the extent required.

Pipeline technological challenges

It may be necessary for the Corporation to construct and operate an overland pipeline, which may constitute a technological challenge due to the cold climate of the region. The Corporation believes that technology exists to build and operate overland pipelines in cold regions. However, no assurances can be given in this regard.

Competitive nature of the mining industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining exploration companies and with mining companies, many of which have greater financial resources than does the Corporation, for the acquisition of mineral claims, leases and other mineral interests, access to financing as well as for the recruitment and retention of qualified employees and other personnel.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Operating hazards and risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all of the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Insurance

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of the Corporation’s securities.

The Corporation is not currently insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Corporation will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Corporation’s available funds or could exceed the funds that the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Conflicts of interest

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its stakeholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

Risks Related to the Market

Volatility of share prices

Share prices are subject to changes because of numerous factors beyond the Corporation’s control, including reports of new information, changes in the Corporation’s financial situation, the sale of the Corporation’s common shares in the market, the Corporation’s failure to achieve financial results in line with the expectations of analysts, or announcements by the Corporation or any of its competitors concerning results. There is no guarantee that the market price of the Corporation’s common shares will be protected from any such fluctuations in the future.

Further equity financing

The Corporation will require additional funds to fund further exploration and development. If the Corporation raises additional funding by issuing additional equity securities, such financing may dilute the holdings of the Corporation’s shareholders.

No dividends

The Corporation has not paid any dividends on its common shares. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

DIVIDEND POLICY

The Corporation’s policy is to retain earnings, if any, in order to finance future growth. The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Common Shares

The holders of the Corporation’s common shares are entitled to: (i) one vote per share at all meetings of shareholders; (ii) receive any dividend declared by the Corporation on the common shares; and (iii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, receive the remaining property of the Corporation upon dissolution, liquidation or winding up.

As at October 31, 2012, 61,864,684 common shares of the Corporation were issued and outstanding.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of preferred shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation. The directors of the Corporation will, by resolution duly passed before the issue of any preferred shares of any series, determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series, including, without limitation, dividends, redemption and conversion rights. No preferred shares will entitle holders thereof to vote at any meeting of shareholders, except as provided pursuant to the Canada Business Corporations Act. In the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the preferred shares of each series will receive, on a parity basis and before any distribution of the assets of the Corporation is made among the holders of the Corporation’s common shares and any other shares ranking junior to the preferred shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid.

As at October 31, 2012, no preferred shares of the Corporation were issued and outstanding.

MARKET FOR SECURITIES

The common shares of the Corporation commenced trading on the Toronto Stock Exchange on March 1, 2012, under the symbol “QRM”. Prior thereto, the common shares of the Corporation were listed and posted for trading on the TSX Venture Exchange. The following table sets out the monthly price and volume of trading for the common shares of the Corporation on the TSX Venture Exchange from November 1, 2011 to February 29, 2012:

		Price range
Year	Month	High	Low	Volume
2011	November	$4.04	$2.40	3,026,961
	December	3.25	2.16	3,177,905
2012	January	3.47	2.25	5,808,139
	February	3.60	2.68	3,521,428

The following table sets out the monthly price and volume of trading for the common shares of the Corporation on the Toronto Stock Exchange from March 1, 2012 to October 31, 2012:

Year	Month	High	Low	Volume
2012	March	$3.00	$2.30	3,560,464
	April	2.65	1.87	2,224,552
	May	2.19	1.75	1,599,801
	June	1.90	1.49	2,219,822
	July	1.84	1.18	1,623,598
	August	1.48	1.13	1,610,891
	September	1.72	1.14	2,347,929
	October	1.53	1.13	1,665,678

The following table sets out the monthly price and volume of trading for the common shares of the Corporation on NYSE MKT during the fiscal year ended October 31, 2012:

		Price range
Year	Month	High		Low		Volume
2011	November	US$	4.01	US$	2.27	5,799,800
	December		3.19		2.10	4,192,900
2012	January		3.41		2.23	9,201,400
	February		3.62		2.70	6,170,300
	March		3.08		2.29	5,778,700
	April		2.69		1.89	5,022,100
	May		2.22		1.71	3,704,600
	June		1.90		1.45	3,315,400
	July		1.81		1.14	2,533,400
	August		1.45		1.15	2,202,200
	September		1.78		1.20	3,557,600
	October		1.57		1.18	1,949,300

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at October 31, 2012, to the Corporation’s knowledge, none of the Corporation’s securities were in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

The following information sets out, for each director and executive officer of the Corporation, his name, province or state and country of residence, the positions and offices in the Corporation currently held by that individual, the period during which such individual has served as a director of the Corporation and that individual’s principal occupation during the past five years:

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years
Peter J. Cashin Ontario, Canada	President, Chief Executive Officer and Director	2007	President and Chief Executive Officer of the Corporation since April 24, 2008 Prior thereto, Manager of Investor and Corporate Affairs Alexis Minerals Corporation (mining exploration company)

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years
Robert L. Leclerc.(1)(2)(3) Nevada, U.S.A.	Chairman of the Board of Directors	2010	Business Consultant
Ronald Kay(3)(4) Québec, Canada	Director	2007	Business Executive Chief Financial Officer of the Corporation from June 6, 2007 to January 3, 2011 Vice-President(5) Freewest Resources Canada Inc. (mining exploration company)

John Panneton(1)(2)(3)(4) Ontario, Canada	Director	2011

Retired Business Executive since December 2010

Prior thereto, Vice-Chairman Dundee Capital Markets (full-service investment bank)

From 2008 to 2010, Executive Vice-President Dundee Wealth (wealth management firm)

Prior thereto, President Goodman Private Wealth Management (investment counsel firm)

Michael Pesner, CPA, CA(1)(2)(3)(4) Québec, Canada	Director	2007	President Hermitage Canada Finance Inc. (financial advisory services company)

George Potter(1)(2)(4) Ontario, Canada	Director	2011	Retired Mining Executive since March 2011 Prior thereto, Senior Vice-President Capital Projects Barrick Gold Corporation (gold mining company)

Neil Wiener Québec, Canada	Director and Secretary	2007	Partner Heenan Blaikie LLP (law firm)

Mark Schneiderman Québec, Canada	Chief Financial Officer	—

Chief Financial Officer of the Corporation since January 3, 2011

Treasurer of the Corporation from April 24, 2008 to January 3, 2011

Chief Financial Officer(6) Freewest Resources Canada Inc. (mining exploration company)

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years

Colin Lindsay Ontario, Canada	Vice-President, Operations	—

Vice-President, Operations of the Corporation since May 15, 2012

From March 12, 2012 to May 15, 2012

Senior Project Manager of the Corporation from March 12, 2012 to May 15, 2012

Prior thereto, Project Engineering Manager Xstrata Nickel (mining company)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical Committee.
(5)	Ronald Kay was a Vice-President of Freewest Resources Canada Inc. (“Freewest”) until its acquisition by Cliffs Natural Resources Inc. on January 27, 2010.
(6)	Mark Schneiderman was appointed Chief Financial Officer of Freewest on April 26, 2007. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.

Each director serves as a director until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

The directors and executive officers of the Corporation, as a group, beneficially own or otherwise exercise control or direction over, directly or indirectly, an aggregate of 1,477,010 common shares of the Corporation, representing 2.33% of the issued and outstanding common shares of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is, as at the date of this annual information form, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

No director or executive officer of the Corporation or any shareholder holding a sufficient number of common shares of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this annual information form, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of: Michael Pesner, who was until May 25, 2011 a director of Prestige Telecom Inc., which filed in November 2011 a notice of intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada), which proposal was accepted by the creditors on March 12, 2012 and for which a Final Order from the Québec Superior Court was obtained on March 28, 2012;

(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Corporation.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may enter into transactions with the Corporation or participate in ventures with the Corporation, the directors and officers of the Corporation may have conflicts of interest. In the event that such conflict of interest arises, a director who has such a conflict will abstain from voting with respect to any such transaction or venture at all meetings of the Corporation’s Board of Directors.

INFORMATION ON THE AUDIT COMMITTEE

1.	Charter of the Audit Committee

The charter of the Audit Committee is annexed to this annual information form as Schedule A.

2.	Composition of the Audit Committee

The Audit Committee is comprised of Michael Pesner (chairman), Robert L. Leclerc, John Panneton and George Potter. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a director of an audit committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that Michael Pesner, Robert L. Leclerc, John Panneton and George Potter are independent members of the Audit Committee.

The Board of Directors has determined that each of the four members of the Audit Committee is “financially literate” within the meaning of section 1.6 of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.	Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.

Michael Pesner, CPA, CA has been President of Hermitage Canada Finance Inc. since 2002, a firm specializing in financial advisory services. He was previously a partner in financial advisory services at KPMG LLP, Chartered Accountants, in Montreal, specializing in corporate finance, mergers and acquisitions, divestitures, restructuring and corporate recovery in Canada. Mr. Pesner holds a Bachelor of Commerce degree in Finance and Administration from McGill University as well as a Bachelor of Arts degree from Sir George Williams University. Mr. Pesner is also a Chartered Accountant, a licensed Trustee in Bankruptcy and a Certified Insolvency and Restructuring Professional. Mr. Pesner is a director of Richmont Mines Inc., a company listed on NYSE MKT and the Toronto Stock Exchange, Le Chateau Inc., a company listed on the Toronto Stock Exchange, Mint Technology Corp., a company listed on the TSX Venture Exchange, Bitumen Capital Inc., a capital pool company listed on the NEX trading board of the TSX Venture Exchange, and Unite Capital Corp., a capital pool company.

Robert L. Leclerc, Q.C. is a business and legal advisor and, from June 2004 until April 2012, was Chairman of Minefinders Corporation Ltd., and also served as Chairman of that company’s Audit Committee. Minefinders was listed on the Toronto Stock Exchange and NYSE Amex. From April 1997 to February 2003, Mr. Leclerc was Chairman and Chief Executive Officer of Echo Bay Mines Ltd., then listed on the Toronto Stock Exchange and American Stock Exchange, and prior thereto was its Chairman. Before joining Echo Bay Mines Ltd., Mr. Leclerc practiced law in Montreal (from 1968 to 1978) and in Edmonton (from 1978 to 1996). His last position was Chairman and CEO of, and a partner in, the Canadian law firm Milner Fenerty (now Fraser Milner Casgrain). Mr. Leclerc holds a Bachelor of Arts degree from the Université de Montréal and a Bachelor of Civil Law degree from McGill University.

John Panneton had a 30-year career with CIBC Wood Gundy, including serving as its Executive Vice-President. He later became Chief Executive Officer of CIBC Investment Management Corporation and between 1990 and 1995 was Chairman of CIBC (Suisse) S.A. In 1998, Mr. Panneton joined Dundee Bancorp and was appointed President of Dundee Securities Corporation. In 2003, Mr. Panneton was seconded to Goodman Private Wealth Management as President. In 2008, Mr. Panneton was appointed Executive Vice-President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010, he was appointed Vice-Chairman of Dundee Capital Markets. Over Mr. Panneton’s distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian capital markets.

George Potter is a senior mining executive with more than 36 years of international experience in project development and operations. Mr. Potter has had significant exposure to multi-element projects in various parts of the world, including Canada, the United States, Chile, Argentina, Peru, Australia, the Dominican Republic, Ghana, Tanzania, Guinea, South Africa and Zimbabwe. Most recently, Mr. Potter served as Senior Vice-President Capital Projects of Barrick Gold Corporation, where he played a leadership role in the construction of the Veladero, Lagunas Norte, Cowal, Tulawaka and Buzwagi projects. He was also involved in the Placer Dome acquisition and was responsible for the development of the Barrick project pipeline, that included early-stage projects such as Pueblo Viejo, Pascua Lama, Cero Casale, Donlin Creek, Reko Diq and Kabanga. Prior to joining Barrick Gold Corporation, Mr. Potter was Managing Director Capital Projects of AngloGold Ashanti, where he was involved in a number of development projects from 1993 to 2004, including Siguiri, Geita, Bibiani and Obuasi. His experience also includes projects with Barlow Rand (1983 to 1993) and Rio Tinto (1975 to 1983). Mr. Potter holds a diploma from the Bulawayo School of Mines, Zimbabwe.

4.	Pre-approval Policies and Procedures for Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

5.	External Auditor Fees

(a) Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, accounting consultations, and related matters. Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $85,665 in audit fees in the fiscal year ended October 31, 2012 and billed the Corporation $122,591 in audit fees in the fiscal year ended October 31, 2011.

(b) Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit and which are not reported under “Audit Fees” above. Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $45,220 in audit-related fees in the fiscal year ended October 31, 2012 and billed the Corporation $33,285 for audit-related fees in the fiscal year ended October 31, 2011.

(c) Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, billed the Corporation $63,893 in tax fees in the fiscal year ended October 31, 2012 and billed the Corporation $2,638 for tax fees in the fiscal year ended October 31, 2011.

(d) All Other Fees

Ernst & Young LLP, Chartered Accountants, the Corporation’s external auditors, did not bill the Corporation for other services in the fiscal year ended October 31, 2012 and billed the Corporation $10,793 for other services in the fiscal year ended October 31, 2011.

6.	Reliance on Exemption

Notwithstanding that the Corporation is providing this information on the Audit Committee in this annual information form, the Corporation is relying on the exemption set out in section 6.1 of NI 52-110 with respect certain reporting obligations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Corporation other than in the normal course of business.

During the fiscal year ended October 31, 2012, the Corporation was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation believes that, other than as may be set out in this annual information form, no director or executive officer of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transaction which materially affected the Corporation or would materially affect the Corporation since the date of the Corporation’s incorporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Corporation are Computershare Investor Services Inc. at its principal offices in Montreal and Toronto and Computershare Trust Company, N.A. at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

During the fiscal year ended October 31, 2012, the Corporation did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, are the external auditors who prepared the auditors’ report to the Corporation’s shareholders on the financial statements for the fiscal year ended October 31, 2012. Ernst & Young LLP, Chartered Accountants, have advised the Corporation that they are independent in accordance with the Code of Ethics of the Ordre des comptables agréés du Québec and within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, if any, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular dated March 9, 2012, prepared in connection with the Corporation’s annual and special meeting of shareholders held on April 18, 2012.

Additional information is provided in the Corporation’s audited financial statements and management’s discussion and analysis for the Corporation’s most recently-completed fiscal year, ended October 31, 2012.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	General

The Board of Directors of Quest Rare Minerals Ltd. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee of the Board of Directors (the “Audit Committee”).

The Audit Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the oversight of the Corporation’s external auditors. In so doing, the Audit Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board of Directors. In this regard, the Board of Directors, at its first meeting held after an annual meeting of shareholders, shall appoint the members of the Audit Committee to hold office until the next annual meeting of shareholders. The Board of Directors may at any time appoint additional members of the Audit Committee, remove or replace any member of the Audit Committee, or fill any vacancy on the Audit Committee. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. The Board of Directors shall fill a vacancy if the membership of the Audit Committee is less than three directors as a result of such vacancy. The Chair of the Audit Committee may be designated by the Board of Directors or, if it does not do so, the members of the Audit Committee may elect a Chair by vote of a majority of the full Audit Committee membership.

A majority of the members of the Audit Committee shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.

3.	Meetings

The Audit Committee shall meet at least quarterly at such times and locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and the related management’s discussion and analysis and earnings press releases. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting. The Audit Committee may invite such other persons to its meetings as it deems appropriate in order to carry out its duties.

The Audit Committee shall submit the minutes of all meetings to the Board of Directors, and when so requested, shall review the matters discussed at an Audit Committee meeting with the Board of Directors.

A quorum for any meeting shall be two members of the Audit Committee.

The Audit Committee shall have the authority to require the attendance of the Corporation’s officers at meetings of the Audit Committee, as it deems appropriate or necessary.

4.	Committee Charter

The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, if necessary.

5.	Duties of the Audit Committee

The Audit Committee shall have the following duties:

(a)	Oversight of Financial Information and Reporting

(i)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, the annual financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(ii)	The Audit Committee shall review, with management and the external auditor, if deemed necessary, and recommend to the Board of Directors for approval, the interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(iii)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, any financial statements of the Corporation which have not previously been approved by the Board of Directors and which are to be included in a prospectus or other public disclosure document of the Corporation.

(iv)	The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to above), and periodically assess the adequacy of such procedures.

(b)	Relationship with External Auditors

The Audit Committee shall recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or test services for the Corporation and shall recommend to the Board of Directors the compensation of the external auditor. The external auditor is required to be an auditor registered with the Canadian Public Accountability Board (“CPAB”) that is in compliance with any restrictions or sanctions imposed by the CPAB.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.

(d)	Complaints Procedure

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(e)	Hiring Policies

The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(f)	Reporting

The Audit Committee shall report regularly to the Board of Directors regarding any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

(g)	Risk Oversight

The Audit Committee shall review periodically the Corporation’s processes for identifying the principal risks affecting the Corporation’s business and financial reporting, and shall meet periodically with management of the Corporation in order to review the Corporation’s major risk exposures and the measures taken by management to monitor and control such exposures. The Audit Committee may prepare written risk-management policies and guidelines for the Corporation, for consideration by the Board of Directors.

6.	Authority to Engage Independent Counsel and Advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for: (a) payment of compensation to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report; (b) payment of compensation to any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall have the authority, within the scope of its responsibilities, to seek any information it requires from any employee of the Corporation and from external parties.